VIA EDGAR

December 10, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Daniel Morris

Re:	Phreesia, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-235439)

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of common stock of the Company, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:30 p.m. (ET) on Thursday, December 12, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representative of the several Underwriters

J.P. MORGAN SECURITIES LLC

By: /s/ Alejandra Fernandez

          Name: Alejandra Fernandez

          Title:  Vice President

[Signature Page to Acceleration Request]

WELLS FARGO SECURITIES, LLC

By:   /s/ Geoffrey Goodman

          Name: Geoffrey Goodman

          Title:  Managing Director

[Signature Page to Acceleration Request]

WILLIAM BLAIR & COMPANY, L.L.C.

By:    /s/ Steve Maletzky

          Name: Steve Maletzky

          Title:   Partner, Equity

                     Capital Markets

[Signature Page to Acceleration Request]